BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5492 Fax: 604-685-6940

July 22, 2003	TSX Venture: YB.U

NEWS RELEASE

Buffalo Gold Ltd. ("Buffalo") is pleased to report that it has entered into an agreement with Terrawest Minerals Inc. ("Terrawest") whereby Buffalo has the sole and exclusive right until November 18, 2003 to conduct due diligence on the Xuefeng Gold Property in Hunan Province, Peoples' Republic of China (the "Hunan Property"). This agreement will allow Buffalo to determine whether to make an offer to acquire Terrawest's interest in a limited liability Sino-Foreign Cooperative Joint Venture Company with Brigade 407 of The Geological Mineral Resource Survey and Development Bureau of Hunan Province (the "Sino Joint Venture"). Terrawest has the right under the Sino Joint Venture to earn a majority interest in the Hunan Property.

The Xuefung Gold Property is located in Hunan Province, 80 kilometers south of Huaihua City and approximately 250 kilometers southwest of the provincial capital, Changsha. The project covers an area of 720 square kilometers, has excellent access to power and water and is crossed by a major highway, a number of secondary roads, and a rail line.

The Xuefeng Gold Property is situated in the transitional zone between the Yangtze Platform and South China Fold System. This belt of rocks is one of the major precious and base metal producing districts in China. The property geology consists of a folded and faulted sequence of back-arc sediments and volcanics that have been intruded by granites. Movement along two large deep-seated structures on the east and west sides of the property has deformed the sediments and volcanics creating a series of ductile shear zones and favourable environments for gold mineralization. The emplacement of several large granitic bodies has also played a significant role in the alteration and deformation, and is considered to be the source of the mineralizing fluids. As a result of these favourable geologic elements, over 100 gold bearing veins, shear zones and associated showings have been identified to date. Work to date on the project by Brigade 407 includes stream sediment sampling, mapping, trenching and diamond drilling. The Brigade has focussed its work primarily on outlining vein systems in the Daping Gold Zone, where veins range in width from 1 to 4 meters and average between 4.92 to 28.58 g/t Au. The potential for disseminated gold mineralization in the adjacent altered host rocks has not been evaluated.

Buffalo has agreed to pay Terrawest USD$30,000 which will be used to acquire all necessary data plus a fee of CDN$5,000 per month to maintain its sole and exclusive right during the term of the agreement. The agreement is subject to regulatory approval and to Buffalo raising USD$50,000 prior to July 31, 2003. If Buffalo's due diligence is successful, the parties will use their best efforts to reach an agreement in which Buffalo will have a right to acquire Terrawest's interest in the Sino Joint Venture.

Buffalo is also pleased to report that it has, subject to regulatory approval, arranged a non-brokered private placement of 423,077 units at a price of US$0.26 per unit to generate proceeds of US$110,000. Each unit will consist of one common share of Buffalo and one warrant entitling the purchase of an additional common share of Buffalo at a price of US$0.35 per share for a period of one year. The proceeds of the placement will be used to fund the payments and expenses anticipated under the agreement with Terrawest and for working capital purposes.

Buffalo is continuing negotiations with Terrawest to enter into similar agreements with respect to other gold properties in the Peoples' Republic of China.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

/s/ John Tully

John Tully, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN. JOHN TULLY, P. GEO., AND DOUGLAS TURNBULL, P. GEO., BOTH OF WHOM ARE QUALIFIED PERSONS, AS DEFINED IN NATIONAL INSTRUMENT 43-101, HAVE VERIFIED THE DATA DISCLOSED IN THIS NEWS RELEASE. THEY ARE THE PRESIDENT AND A DIRECTOR OF THE COMPANY RESPECTIVELY.